AMENDMENT NO. 1 TO SILVER AGREEMENT

THIS AGREEMENT dated for reference the 20th day of October, 2008.

BETWEEN:

SILVER WHEATON CORP., a corporation existing under the laws of the Province of Ontario

(“Silver Wheaton”)

AND:

ELSA RECLAMATION & DEVELOPMENT COMPANY LTD., a corporation existing under the laws of the Yukon Territory

(“ERDC”)

AND:

ALEXCO RESOURCE CANADA CORP., a corporation existing under the laws of the Province of British Columbia

(“ARCC” and together with ERDC, the “Owners”)

AND:

ALEXCO RESOURCE CORP., a corporation existing under the laws of the Province of British Columbia

(“Alexco”)

WHEREAS:

A.	Silver Wheaton, ERDC, ARCC and Alexco entered into a Silver Purchase Agreement dated as of October 2, 2008 (the “Silver Agreement ”) relating to the sale of silver by the Owners to Silver Wheaton;

B.	Schedule “A1” to the Silver Agreement detailed the mineral rights included in the Mining Properties.

C.	Certain mineral rights were inadvertently omitted from Schedule “A1” to the Silver Agreement.

D.	The said omitted mineral rights are subject to certain royalties, which royalties should be included in the definition of Existing Royalties;

E.	Certain of the mineral rights detailed in Schedule “A1” to the Silver Agreement are subject to a royalty which should be included in the definition of Existing Royalties; and

F.	The parties desire to amend the Silver Agreement upon the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the sum of one (Cdn$1.00) Canadian dollar paid by the parties to each other and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant as follows:

1.

In this Agreement, including the recitals hereto, unless otherwise specifically defined or unless there is something in the subject matter or context inconsistent therewith, capitalized expressions shall have the meanings ascribed to them in the Silver Agreement.

2.	The definition of Mining Properties in Subsection 1(iii) the Silver Agreement be deleted and the following be substituted therefor:

““Mining Properties” means:

(i)	the mineral rights listed in Schedule “A1” attached hereto and all accessions thereto and successions thereof, whether created privately or through governmental action;

(ii)	the mineral rights listed in Schedule “A4” attached hereto and all accessions thereto and successions thereof, whether created privately or through governmental action; and

(iii)

the surface leases and fee simple lands appurtenant to the mineral rights listed in Schedule “A2” attached hereto and all accessions thereto and successions thereof, whether created privately or through governmental action.”

3.	The definition of Existing Royalties in Subsection 1(hh) the Silver Agreement be amended by the addition of the following:

“ (iv)	0.5% net smelter return royalty in favour of Eagle Plains Resources Ltd. charging the Mining Properties so indicated in Schedule I;

(v)	1% net smelter return royalty in favour of Eagle Plains Resources Ltd. charging the Mining Properties so indicated in Schedule I;

(vi)	2% net smelter return royalty in favour of Eagle Plains Resources Ltd. charging the Mining Properties so indicated in Schedule I;

(vii)	2% net smelter return royalty in favour of Bernard Kreft charging the Mining Properties indicated in Schedule J;”

4.	The reference in Subsection 16(b) of the Silver Agrement to “forty-five (45) days” be deleted and “ninety (90) days” be substituted therefor.

5.	Schedule A4, in the form attached as Appendix 1 hereto, be added to the Silver Agreement.

6.	Schedule A3 to the Silver Agreement be deleted and replacement Schedule A3, in the form attached as Appendix 2 hereto, be substituted therefor.

7.	Schedules I, in the form attached as Appendix 3 hereto, be added to the Silver Agreement.

8.	Schedules J, in the form attached as Appendix 4 hereto, be added to the Silver Agreement.

9.

Each of the parties hereto represents and warrants to each of the other parties hereto that it has taken all necessary action to authorize the creation, execution, delivery and performance of this Agreement and this Agreement has been duly executed by such party, as required, and when delivered, will be a legal, valid and binding obligation of such party, enforceable in accordance with its terms and with the terms of the Silver Agreement.

10.	This Agreement is to be read together with and form part of and shall have the same effect as though incorporated in the Silver Agreement.

11.	Except as otherwise amended by this Agreement, the provisions of the Silver Agreement shall be and continue in full force and effect and are hereby confirmed.

12.	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

13.

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws).

14.	Time is of the essence in this Agreement.

15.

This Agreement may be executed in several parts in the same form and by facsimile, and such parts as so executed shall together constitute one original document, and such parts, if more than one, shall be read together and construed as if all the signing parties had executed one copy of this Agreement.

IN WITNESS WHEREOF the parties hereto has caused this Amendment Agreement No. 1 to be duly executed as of the date set out above.

SILVER WHEATON CORP.

Per:      Signed
Name:
Title

Per:      Signed
Name:
Title

ELSA RECLAMATION &
DEVELOPMENT COMPANY LTD.

Per:      Signed
Name:
Title

ALEXCO RESOURCE CANADA CORP.

Per:      Signed
Name:
Title

ALEXCO RESOURCE CORP.

Per:      Signed
Name:
Title

APPENDIX 1

1

MCQUEST HEDULE:

LIST OF CLAIMS WITH PROPOSED ROYALTY

Grant	Claim	Nbr	Record Date	Expiry Date	NTS
YB28942	Doug	1	September 4, 1992	March 4, 2017	105M13
YB28943	Doug	2	September 4, 1992	March 4, 2017	105M13
YB28944	Doug	3	September 4, 1992	March 4, 2017	105M13
YB28945	Doug	4	September 4, 1992	March 4, 2017	105M13
YB28998	Doug	5	September 25, 1992	March 4, 2017	105M13
YB28999	Doug	6	September 25, 1992	March 4, 2017	105M13
YB29000	Doug	7	September 25, 1992	March 4, 2017	105M13
YB29001	Doug	8	September 25, 1992	March 4, 2017	105M13
YB29002	Mary	1	September 25, 1992	March 4, 2016	105M13
YB29003	Mary	2	September 25, 1992	March 4, 2016	105M13
YB29004	Mary	3	September 25, 1992	March 4, 2016	105M13
YB29005	Mary	4	September 25, 1992	March 4, 2016	105M13
YB29394	Mary	6	November 18, 1992	March 4, 2016	105M13
YB29395	Doug	9	November 18, 1992	March 4, 2017	105M13
YB29440	Jarret	1	December 18, 1992	March 4, 2017	105M13
YB64184	Lakehead	1	June 28, 1995	March 4, 2012	105M13
YB64185	Lakehead	2	June 28, 1995	March 4, 2012	105M13
YB64186	Lakehead	5	June 28, 1995	March 4, 2016	105M13
YB64187	Lakehead	6	June 28, 1995	March 4, 2016	105M13
YB64188	Lakehead	7	June 28, 1995	March 4, 2016	105M13
YB64189	Lakehead	8	June 28, 1995	March 4, 2016	105M13
YB64190	Lakehead	9	June 28, 1995	March 4, 2016	105M13
YB64191	Lakehead	10	June 28, 1995	March 4, 2016	105M13
YB64192	Lakehead	3	June 30, 1995	March 4, 2016	105M13
YB64193	Lakehead	4	June 30, 1995	March 4, 2016	105M13
YB64194	Lakehead	11	June 30, 1995	March 4, 2016	105M13
YB64195	Lakehead	12	June 30, 1995	March 4, 2016	105M13
YB64196	Lakehead	13	June 30, 1995	March 4, 2016	105M13
YC01212	South F		July 6, 1998	March 4, 2013	105M13
YC01768	Jarret	2	April 30, 1999	April 30, 2009	105M13
YC02322	Twins	7	December 29, 1999	December 29, 2007	105M13
YC02323	Hoito	1	December 29, 1999	December 29, 2010	105M13
YC02324	Hoito	2	December 29, 1999	December 29, 2010	105M13
YC02325	Hoito	3	December 29, 1999	December 29, 2010	105M13
YC02326	Hoito	4	December 29, 1999	December 29, 2010	105M13
YC02327	Hoito	5	December 29, 1999	December 29, 2010	105M13
YC02328	Hoito	6	December 29, 1999	December 29, 2010	105M13
YC02329	Hoito	7	December 29, 1999	December 29, 2010	105M13

APPENDIX 2

465000m
470000m
475000m
480000m
490000m
495000m
7095000m
7090000m
7085000m
625 Portal
48 Vein
Surface Trace
New Portal
Bellekeno Inset
Silver Trail Highway
Sadie Ladue
Lucky Queen
Black Cap
Keno700
Shamrock
Hector Calumet
Ruby
Bermingham
Elsa
Husky
Husky SW
Silver King
Onek
Bellekeno
Keno City
Combined NSR (Royalty)
2% Eagle Plains &
2% B. Kreft
Eagle Plains Royalty
2%
1%
0.5%
Past Producing Mines
Alexco Claims
Springmount Claims—No Concopper Royalty
Springmount Claims—Concopper Royalty
Property Outline
0 1 2 4 km
UTM NAD83 Zone 8
ALEXCO
ALEXCO RESOURCE CORP
KENO HILL PROPERTY, YUKON
Claim Ownership and Royalties
October 9, 2008

APPENDIX 3

MCQUEST[illegible]HEDULE:

LIST OF CLAIMS WITH PROPOSED ROYALTY

Grant	Claim	Nbr	Record Date	Expiry Date	NTS	NSR
YB28942	Doug	1	September 4, 1992	March 4, 2017	105M13	2%
YB28943	Doug	2	September 4, 1992	March 4, 2017	105M13	2%
YB28944	Doug	3	September 4, 1992	March 4, 2017	105M13	2%
YB28945	Doug	4	September 4, 1992	March 4, 2017	105M13	2%
YB28998	Doug	5	September 25, 1992	March 4, 2017	105M13	2%
YB28999	Doug	6	September 25, 1992	March 4, 2017	105M13	2%
YB29000	Doug	7	September 25, 1992	March 4, 2017	105M13	2%
YB29001	Doug	8	September 25, 1992	March 4, 2017	105M13	2%
YB29002	Mary	1	September 25, 1992	March 4, 2016	105M13	2%
YB29003	Mary	2	September 25, 1992	March 4, 2016	105M13	2%
YB29004	Mary	3	September 25, 1992	March 4, 2016	105M13	2%
YB29005	Mary	4	September 25, 1992	March 4, 2016	105M13	2%
YB29394	Mary	6	November 18, 1992	March 4, 2016	105M13	2%
YB29395	Doug	9	November 18, 1992	March 4, 2017	105M13	2%
YB29440	Jarret	1	December 18, 1992	March 4, 2017	105M13	2%
YB64184	Lakehead	1	June 28, 1995	March 4, 2012	105M13	2%
YB64185	Lakehead	2	June 28, 1995	March 4, 2012	105M13	2%
YB64186	Lakehead	5	June 28, 1995	March 4, 2016	105M13	2%
YB64187	Lakehead	6	June 28, 1995	March 4, 2016	105M13	2%
YB64188	Lakehead	7	June 28, 1995	March 4, 2016	105M13	2%
YB64189	Lakehead	8	June 28, 1995	March 4, 2016	105M13	2%
YB64190	Lakehead	9	June 28, 1995	March 4, 2016	105M13	2%
YB64191	Lakehead	10	June 28, 1995	March 4, 2016	105M13	2%
YB64192	Lakehead	3	June 30, 1995	March 4, 2016	105M13	2%
YB64193	Lakehead	4	June 30, 1995	March 4, 2016	105M13	2%
YB64194	Lakehead	11	June 30, 1995	March 4, 2016	105M13	2%
YB64195	Lakehead	12	June 30, 1995	March 4, 2016	105M13	2%
YB64196	Lakehead	13	June 30, 1995	March 4, 2016	105M13	2%
YC01212	South F		July 6, 1998	March 4, 2013	105M13	2%
YC01768	Jarret	2	April 30, 1999	April 30, 2009	105M13	2%
YC02322	Twins	7	December 29, 1999	December 29, 2007	105M13	2%
YC02323	Hoito	1	December 29, 1999	December 29, 2010	105M13	2%
YC02324	Hoito	2	December 29, 1999	December 29, 2010	105M13	2%
YC02325	Hoito	3	December 29, 1999	December 29, 2010	105M13	2%
YC02326	Hoito	4	December 29, 1999	December 29, 2010	105M13	2%
YC02327	Hoito	5	December 29, 1999	December 29, 2010	105M13	2%
YC02328	Hoito	6	December 29, 1999	December 29, 2010	105M13	2%
YC02329	Hoito	7	December 29, 1999	December 29, 2010	105M13	2%

1

2

MCQUEST[illegible]HEDULE:
LIST OF CLAIMS WITH PROPOSED ROYALTY

Grant	Claim	Nbr	Record Date	Expiry Date	NTS	NSR
YC02330	Hoito	8	December 29, 1999	December 29, 2010	105M13	2%
YC02670	Chiko	1	October 27, 2000	October 27, 2010	105M13	2%
YC02671	Chiko	2	October 27, 2000	October 27, 2010	105M13	2%
YC02672	Chiko	3	October 27, 2000	October 27, 2010	105M13	2%
YC02673	Chiko	4	October 27, 2000	October 27, 2010	105M13	2%
YC02674	Chiko	5	October 27, 2000	October 27, 2010	105M13	2%
YC02675	Chiko	6	October 27, 2000	October 27, 2010	105M13	2%
YC02676	Chiko	7	October 27, 2000	October 27, 2010	105M13	2%
YC02677	Chiko	8	October 27, 2000	October 27, 2010	105M13	2%
YC02678	Chiko Fr.	9	October 27, 2000	October 27, 2010	105M13	2%
YC02679	Chiko	10	October 27, 2000	October 27, 2010	105M13	2%
YC10897	North F.		August 8, 2003	August 8, 2008	105M13	2%
YC10946	Wedge	1	September 9, 2003	September 9, 2009	105M13	2%
YC10993	Wedge	2	September 18, 2003	September 18, 2009	105M13	2%
YC10994	Wedge	3	September 18, 2003	September 18, 2009	105M13	2%
YC10995	Mary A	0	September 2, 2003	September 2, 2009	105M13	2%
YC10996	Mary B	0	September 2, 2003	September 2, 2009	105M13	2%
Y 87462	Snowdrift	1	March 21, 1974	June 5, 2009	105M13	1%
Y 87463	Snowdrift	2	March 21, 1974	June 5, 2009	105M13	1%
Y 87464	Snowdrift	3	March 21, 1974	June 5, 2009	105M13	1%
Y 87465	Snowdrift	4	March 21, 1974	June 5, 2009	105M13	1%
Y 87466	Snowdrift	5	March 21, 1974	June 5, 2009	105M13	1%
Y 87467	Snowdrift	6	March 21, 1974	June 5, 2009	105M13	1%
Y 87468	Snowdrift	7	March 21, 1974	June 5, 2009	105M13	1%
Y 87469	Snowdrift	8	March 21, 1974	June 5, 2009	105M13	1%
Y 87470	Snowdrift	9	March 21, 1974	June 5, 2009	105M13	1%
Y 87471	Snowdrift	10	March 21, 1974	June 5, 2009	105M13	1%
Y 87472	Snowdrift	11	March 21, 1974	June 5, 2009	105M13	1%
Y 88686	Snowdrift		June 5, 1974	June 5, 2009	105M13	1%
Y 97219	Snowdrift	12	December 23, 1974	June 5, 2009	105M13	1%
Y 97220	Snowdrift	13	December 23, 1974	June 5, 2009	105M13	1%
Y 97221	Snowdrift	14	December 23, 1974	June 5, 2009	105M13	1%
Y 97222	Snowdrift	15	December 23, 1974	June 5, 2009	105M13	1%
Y 97223	Snowdrift	16	December 23, 1974	June 5, 2009	105M13	1%
YA01412	Snowdrift	17	October 8, 1975	June 5, 2009	105M13	1%
YA01413	Snowdrift	18	October 8, 1975	June 5, 2009	105M13	1%
YA01414	Snowdrift	19	October 8, 1975	June 5, 2009	105M13	1%
YA01415	Snowdrift	20	October 8, 1975	June 5, 2009	105M13	1%

3

MCQUEST[illegible]HEDULE:

LIST OF CLAIMS WIT[illegible]PROPOSED ROYALTY

Grant	Claim	Nbr	Record Date	Expiry Date	NTS	NSR
YA01416	Snowdrift	21	October 8, 1975	June 5, 2009	105M13	1%
YB29727	ALLA	4	March 19, 1993	March 19, 2009	105M13	1%
YB29728	ALLA	5	March 19, 1993	March 19, 2009	105M13	1%
YB29729	ALLA	6	March 19, 1993	March 19, 2009	105M13	1%
YC42603	K	55	December 15, 2005	December 15, 2008	105M13	0.50%
YC42604	K	56	December 15, 2005	December 15, 2008	105M13	0.50%
YC42606	K	58	December 15, 2005	December 15, 2008	105M13	0.50%
YC42607	K	59	December 15, 2005	December 15, 2008	105M13	0.50%
YC42608	K	60	December 15, 2005	December 15, 2008	105M13	0.50%
YC42633	K	85	December 15, 2005	December 15, 2008	105M13	0.50%
YC48313	Alex	182	June 2, 2006	June 2, 2009	105M13	0.50%
YC48315	Alex	184	June 2, 2006	June 2, 2009	105M13	0.50%
YC48317	Alex	186	June 2, 2006	June 2, 2009	105M13	0.50%
YC48318	Alex	187	June 2, 2006	June 2, 2009	105M13	0.50%
YC48319	Alex	188	June 2, 2006	June 2, 2009	105M13	0.50%
YC48320	Alex	189	June 2, 2006	June 2, 2009	105M13	0.50%
YC48321	Alex	190	June 2, 2006	June 2, 2009	105M13	0.50%
YC48322	Alex	191	June 2, 2006	June 2, 2009	105M13	0.50%
YC48323	Alex	192	June 2, 2006	June 2, 2009	105M13	0.50%
YC48325	Alex	194	June 2, 2006	June 2, 2009	105M13	0.50%
YC48327	Alex	196	June 2, 2006	June 2, 2009	105M13	0.50%
YC48329	Alex	198	June 2, 2006	June 2, 2009	105M13	0.50%
YC48410	Alex	287	June 2, 2006	June 2, 2009	105M13	0.50%
YC48411	Alex	288	June 2, 2006	June 2, 2009	105M13	0.50%
YC48412	Alex	289	June 2, 2006	June 2, 2009	105M13	0.50%
YC48413	Alex	290	June 2, 2006	June 2, 2009	105M13	0.50%
YC48414	Alex	291	June 2, 2006	June 2, 2009	105M13	0.50%
YC48415	Alex	292	June 2, 2006	June 2, 2009	105M13	0.50%
YC48416	Alex	293	June 2, 2006	June 2, 2009	105M13	0.50%
YC48417	Alex	294	June 2, 2006	June 2, 2009	105M13	0.50%
YC48418	Alex	295	June 2, 2006	June 2, 2009	105M13	0.50%
YC48419	Alex	296	June 2, 2006	June 2, 2009	105M13	0.50%
YC48420	Alex	297	June 2, 2006	June 2, 2009	105M13	0.50%
YC48421	Alex	298	June 2, 2006	June 2, 2009	105M13	0.50%
YC48422	Alex	299	June 2, 2006	June 2, 2009	105M13	0.50%
YC48423	Alex	300	June 2, 2006	June 2, 2009	105M13	0.50%
YC48424	Alex	301	June 2, 2006	June 2, 2009	105M13	0.50%
YC48425	Alex	302	June 2, 2006	June 2, 2009	105M13	0.50%

4

MCQUEST[illegible]HEDULE:

LIST OF CLAIMS WITH PROPOSED ROYALTY

Grant	Claim	Nbr	Record Date	Expiry Date	NTS	NSR
YC48426	Alex	303	June 2, 2006	June 2, 2009	105M13	0.50%
YC48427	Alex	304	June 2, 2006	June 2, 2009	105M13	0.50%
YC48428	Alex	305	June 2, 2006	June 2, 2009	105M13	0.50%
YC48429	Alex	306	June 2, 2006	June 2, 2009	105M13	0.50%
YC48431	Alex	308	June 2, 2006	June 2, 2009	105M13	0.50%
YC48433	Alex	310	June 2, 2006	June 2, 2009	105M13	0.50%
YC48514	Alex	429	June 2, 2006	June 2, 2009	105M13	0.50%
YC48515	Alex	430	June 2, 2006	June 2, 2009	105M13	0.50%
YC48516	Alex	431	June 2, 2006	June 2, 2009	105M14	0.50%
YC48517	Alex	432	June 2, 2006	June 2, 2009	105M14	0.50%
YC48518	Alex	433	June 2, 2006	June 2, 2009	105M14	0.50%
YC48519	Alex	434	June 2, 2006	June 2, 2009	105M14	0.50%
YC48520	Alex	435	June 2, 2006	June 2, 2009	105M14	0.50%
YC48521	Alex	436	June 2, 2006	June 2, 2009	105M14	0.50%
YC48522	Alex	437	June 2, 2006	June 2, 2009	105M14	0.50%
YC48523	Alex	438	June 2, 2006	June 2, 2009	105M14	0.50%
YC48524	Alex	439	June 2, 2006	June 2, 2009	105M14	0.50%
YC48525	Alex	440	June 2, 2006	June 2, 2009	105M13	0.50%
YC48526	Alex	441	June 2, 2006	June 2, 2009	105M13	0.50%
YC48527	Alex	442	June 2, 2006	June 2, 2009	105M13	0.50%
YC48528	Alex	443	June 2, 2006	June 2, 2009	105M13	0.50%
YC48529	Alex	444	June 2, 2006	June 2, 2009	105M13	0.50%
YC48530	Alex	445	June 2, 2006	June 2, 2009	105M13	0.50%
YC48531	Alex	446	June 2, 2006	June 2, 2009	105M13	0.50%
YC48532	Alex	447	June 2, 2006	June 2, 2009	105M13	0.50%
YC48533	Alex	448	June 2, 2006	June 2, 2009	105M13	0.50%
YC48534	Alex	449	June 2, 2006	June 2, 2009	105M13	0.50%
YC48536	Alex	451	June 2, 2006	June 2, 2009	105M13	0.50%
YC48538	Alex	453	June 2, 2006	June 2, 2009	105M13	0.50%
YC48545	Alex	460	June 2, 2006	June 2, 2009	105M13	0.50%
YC48546	Alex	461	June 2, 2006	June 2, 2009	105M13	0.50%
YC48547	Alex	462	June 2, 2006	June 2, 2009	105M13	0.50%

APPENDIX 4